

May 22, 2015

<u>Via Email</u>
Mr. Frank C. Marchisello, Jr.
Chief Financial Officer
Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

> **Re:** **Tanger Factory Outlet Centers, Inc.**
> **Form 10-K**
> **Filed February 24, 2015**
> **Form 8-K**
> **Filed February 10, 2015**
> **File No. 001-11986**
>
> **Tanger Properties Limited Partnership**
> **Form 10-K**
> **Filed February 24, 2015**
> **File No. 333-3526-01**

Dear Mr. Marchisello:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K filed February 24, 2015</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Contractual Obligations and Commercial Commitments, page 52</u>

1. We note your disclosure of commitments related to construction and development activity as of December 31, 2014. Please reconcile the disclosed amounts to your table

on page 48 which shows projected total net cost of Foxwoods, Grand Rapids and Southhaven of $270.9 million and costs incurred to date of $93.1 million. Based upon this table, it appears that you are expecting to incur approximately $177.8 million in development costs for these three centers alone.

Notes to Consolidated Financial Statements

Note 6. Investments in Unconsolidated Real Estate Joint Ventures, page F-28

2.   Please provide to us additional details regarding your Savannah joint venture. In this regard, we note that your ownership interest is only 50% yet your equity contribution was significantly higher than that of your joint venture partner.

3.   We note your disclosure on page 53 that indicates your joint venture agreements contain provisions by which a partner can force the other partners to either buy or sell their investment in the joint venture. Please describe to us the terms of these put and call options as they relate to each of the individual joint ventures.

Form 8-K filed February 10, 2015

Exhibit 99.2

Pro Rata Balance Sheet as of December 31, 2014, page 15

4.   We note the Pro Rata Balance Sheet and Pro Rata Statement of Operations included on pages 15 and 16. As the pro rata information appears to include non-GAAP measures, please revise your presentation in future filings to include the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K including identifying the Pro Rata Balance Sheet and Pro Rata Statement of Operations as non-GAAP. Provide us with a draft of the disclosure you intend to include.

5.   Further, this presentation may attach undue prominence to the non-GAAP information and may give investors the impression that the non-GAAP information represents a comprehensive basis of accounting. Please tell us the consideration you gave to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429, Jaime John at (202) 551-3446 or me at 202-551-3486 with any questions.

Sincerely,

/s/ Daniel Gordon

Daniel Gordon
Senior Assistant Chief Accountant